UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Onvia, Inc.

(Name of Subject Company (Issuer))

Project Olympus Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Project Diamond Intermediate Holdings Corp.

(Names of Filing Persons (Parent of Offeror))

the parent company of

Deltek, Inc.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.0001 PAR VALUE	68338T403
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

John K. Stipancich

Vice President and Secretary

Deltek, Inc.

2291 Wood Oak Drive

Herndon, Virginia 20171

(941) 556-2601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joel T. May

William J. Zawrotny

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-3053

(404) 521-3939

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Project Olympus Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corp., a Delaware corporation (“Parent”) and the parent company of Deltek, Inc., a Delaware corporation (“Deltek”), to purchase any and all issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Onvia, Inc., a Delaware corporation (“Onvia”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 4, 2017 (the “Agreement”), by and among Onvia, Parent and Purchaser. Parent is the sole stockholder of Deltek, which has guaranteed all of Parent’s and Purchaser’s obligations under the Agreement.

This filing and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any Shares. The Offer referenced in this filing and the attached exhibits has not commenced. Upon commencement of the Offer, Deltek, Parent and Purchaser will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other related documents. After this filing, Onvia will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Deltek, Parent, Purchaser and Onvia intend to mail these documents to the stockholders of Onvia. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND STOCKHOLDERS OF ONVIA ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Stockholders of Onvia will be able to obtain a free copy of these documents (when they become available) and other documents filed by Onvia, Deltek, Parent or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders of Onvia may obtain a free copy of these documents (when they become available) by visiting Onvia’s website at www.ir.Onvia.com.

Exhibit Index

Exhibit	Description

99.1	Press Release issued by Deltek, Inc. on October 5, 2017

99.2	Memo to Employees issued by Deltek, Inc. on October 5, 2017

99.3	Memo to Key Customers issued by Deltek, Inc. on October 5, 2017

99.4	Frequently Asked Questions

99.5	Social Media Posts on October 5, 2017